SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 26, 2006

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

                          PROTHERICS PLC

              Notification of Major Interest in Shares

26 September 2006 - Protherics PLC ("Protherics" or the "Company"), the
international biopharmaceutical company focused on critical care and cancer, received notification from M&G Investment Management Limited on 25 September
2006 that, as at 22 September 2006, Prudential plc and certain of its subsidiary companies held a notifiable interest in 10,431,716 ordinary shares, representing
3.99% of the issued share capital of the Company.

The current issued share capital of the Company is 260,813,157 ordinary shares.

                                   |  Ends  |

For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs               +44 (0) 7919  480510
Julie Vickers, Company Secretary                          +44 (0) 1928  518010

Financial Dynamics - press enquiries
Ben Atwell, David Yates                                   +44 (0) 20 7831 3113

Or visit www.protherics.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: September 26, 2006	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director